ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/263 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

[redacted]

August 3, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well Te Giac Hong – 1X (TGH-1X), Block 16-1 in Vietnam Project

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners, consisting of Petrovietnam Exploration and Production Company, SOCO Vietnam Limited and OPECO Vietnam Limited with 41%, 28.5% and 2% interests respectively.

PTTEP would like to report that the exploration well TGH-1X, at Te Giac Hong prospect of Block 16-1 in Vietnam was drilled to the total depth of 3,680 meters where a thin oil reservoir was encountered. It was then decided not to perform the flow test, and the well was deemed non-commercial. The result of TGH-1X will have no impact on development plan and reserves of Te Giac Trang, another structure in Block 16-1. The rig will be moved to drill the exploration well Te Giac Lam-1X, Block 16-1 in Vietnam project.

Yours sincerely,

Maroot Mrigadat

President